LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2011	rpomerenk@luselaw.com

July 23, 2007

Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Financial Services Group
100 F Street, N.E.
Washington, DC 20549

Re:	Beacon Federal Bancorp, Inc., Registration Statement on Form S-1
File No. 333-143522

Dear Mr. Schiffman:

          On behalf of Beacon Federal Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the Company’s responses to the Staff’s comment letter dated July 3, 2007, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the staff of the Office of Thrift Supervision.  The Prospectus also includes a “Recent Developments” section.  The Amended S-1 has been black-lined to reflect changes from the original filing.

Beacon Federal, page 2

1.

Please reconcile the disclosure in your filing regarding the history of corporate structure change.  For example, we find significant, additional information on page F-7 beyond that provided here.  Note also on page 57, being sure to provide the specific dates when each change took place.

We have supplemented the disclosure in the Summary on pages 1 and 2, and also on page 65 to discuss the history of the Company’s corporate reorganizations, as requested in the comment.

2.	Where appropriate in the filing, please disclose the business reasons for each of the legal changes and their impact on operations.

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

We have supplemented the disclosure in the Summary on pages 1 and 2, and on page 65 to disclose the business reasons for the Company’s corporate reorganizations, as requested in the comment. The corporate reorganizations did not have a material effect on Beacon Federal’s day-to-day operations; this also has been disclosed, as requested in the comment.

3.

We do not find any SEC filings by Beacon Federal Financial Services, Inc.  Please confirm that this company did not sell any shares to the public or advise us why such shares were not registered with the Commission.

Beacon Federal Financial Services, Inc. did not sell any shares of its common stock to the public; Beacon Federal remained mutually owned after its mutual holding company reorganization in January 2004.

4.	Please include the table from page 57 in this section to show your diverse markets.

As requested in the comment, we have included the table from page 57 in the Summary section of the Prospectus.

5.

We note that you have only acquired credit unions, even since July 1999 when this no longer seems to have been required.  In the summary, please disclose the business reasons for this, its impact on operations and whether or not you plan to continue in this manner.  Provide more detailed discussion in the body of the text.

Management of Beacon Federal, a former credit union, has maintained professional contacts with credit union managements in Beacon Federal’s market areas. Those contacts have led to the credit union mergers that Beacon Federal has effected. Management maintains contacts with other financial institutions, as well, although to date such contacts have not resulted in mergers. Management will consider an acquisition of any financial institution, whether credit union or bank, and does not favor any one type of financial institution over another. Rather, each individual acquisition is considered on its individual merits.  Accordingly, there are no business reasons that have led Beacon Federal to acquire credit unions to the exclusion of other financial institutions. In response to the comment, however, we have added disclosure on pages 2 and 66 that Beacon Federal intends to continue to pursue credit union acquisitions, subject to regulatory constraints.

6.	In our experience, credit unions are typically operated from locations that have a significantly lower profile than most banks and savings and loans. Where appropriate,

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

please describe your typical locations. As warranted, disclose how this affects operations and any plans you have for changing your current office presence.

All of Beacon Federal’s branch offices are fully accessible to the public and do not present access issues sometimes associated with credit union branch facilities. Accordingly, no disclosure on this issue is required in the Prospectus.

7.

Please list the types of lending you do in order of importance, quantifying the percentage of loans represented by those that are most important and consider leaving out non-material components from the summary.

As requested in the comment, on page 2, we have quantified the loans in Beacon Federal’s portfolio, in order of magnitude.

8.	We note that you are implementing significant changes in your loan portfolio. Please quantify any particular target, percentage-composition figures that you have.

While management establishes annual loan-origination goals for each type of lending, we do not believe the disclosure of loan percentage targets would be helpful because any such targets are always in flux depending on interest rates, borrower demand, market conditions in Beacon Federal’s market areas and credit risks. Therefore, stating a target percentage could be misleading to readers. The Company has stated on page 3 under the heading “Business Strategy” that it will continue to emphasize the origination of one- to four-family residential mortgage loans, home equity loans, commercial real estate loans and commercial business loans.

How We determined the Offering Range, page 4

9.	Here and in the body of the text please describe the characteristics of the two peer groups, referenced on pages 5 and 6.

As requested in the comment, we have disclosed on page 5 the characteristics of the appraisal peer group. Please note that the characteristics of the companies listed in the table on page 7 are already disclosed in the paragraph immediately preceding the table.

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

After-Market Stock Price Performance…page 5

10.

We note that there is often a significant difference in the average appreciation between OTC and Nasdaq listed companies.  For the table on page 6, as warranted, please consider providing aggregate, average return figures for the two types of listings.

As requested in the comment, we have added to the table the exchange upon which each company trades.  Please note that the first eight companies in the table trade on Nasdaq, while the last two companies trade on the OTC BB.  We have not, however, provided average return data for each type of listing, primarily because the paucity of OTC BB companies in the table (just two companies) may suggest to readers a conclusion not justified by the data.

Selected Financial Data, page 14

11.

We note your disclosure on page F-29 that the merger with Marcy Federal Credit Union (“Marcy”) reduced combined net income by $983,000 for the twelve months ended December 31, 2006.  Please revise to include a brief description of, or cross reference to a discussion of, the reasons for the loss.  Refer to Item 301, Instruction 2, of Regulation S-K.

The reasons for the $983,000 loss related to Marcy Federal Credit Union for the year ended December 31, 2006 have been briefly discussed at page 52, as requested in the comment. The loss is also referenced in a footnote at page 23.

Forward-Looking Statements, page 16

12.	Please remove all references to the Private Securities Litigation Reform Act since it does not apply to IPOs.

We have revised the disclosure at page 32, as requested in the comment.

Beacon Federal Bancorp, Inc. May Use the Net Proceeds… page 18

13.

To the extent feasible, please quantify this section and the next.  Note for example with respect to the repurchase of shares and the reduction of existing borrowing.  Otherwise, clarify that you have no specific plans.

As requested in the comment, we have supplemented the disclosure on page 34 to make clear that, with the exception of the loan to the employee stock ownership plan, neither the

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

Company nor Beacon Federal has quantified the use of proceeds for the itemized corporate purposes.

Risk Factors, page 21

14.	Move the risk factor section to follow the summary. See Item 503(c) of Regulation S-K.

As requested in the comment, we have relocated the Risk Factors section to appear immediately behind the Summary section.

15.	In the second risk factor, discuss the risks that are unique to home equity loans including the fact that they are not secured by a first lien.

We have supplemented the disclosure on page 16, as requested in the comment.

16.

We note that the acquired credit unions are located in diverse market areas.  Please consider a risk factor relating to this situation.  For example, you say that managers in East Syracuse is directly responsible for all major lending.  These managers may not be fully familiar with the various operating environments in which your loans are made.  Provide more detailed disclosure in the body of the text, including the business reasons for this situation and its pros and cons.

Management of the Company believes that Beacon Federal’s geographically diverse branch network can serve to reduce risks, not increase them, because economic downturns in one of the bank’s market areas may not occur at the same time in other market areas. Management also considered the risks related to centralized underwriting of loans and did not conclude that such risks, if they exist, warrant a separate risk factor. Senior management personnel travel frequently to all of the bank’s branch office locations to maintain a connection to the local communities. In addition, Beacon Federal’s branch personnel have meaningful input in loan underwriting.  Finally, Beacon Federal has been using centralized loan underwriting for the past four years in all of its branches; its loan loss experience over this period does not suggest a separate risk factor is warranted.  In response to the comment, however, we have supplemented the disclosure on page 60 to discuss the business advantages and disadvantages to Beacon Federal of operating in diverse market areas.

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

Management’s Discussion and Analysis

Critical Accounting Policies, page 37

17.

We note your disclosure on page F-7 that the fair values of financial instruments are particularly subject to change.  Please revise to clarify why the estimates used to record these fair values are not considered critical, or advise us.

Management of Beacon Federal believes that the estimate of fair values of financial instruments is not a critical accounting policy, since Beacon Federal does not have a substantial amount of instruments carried at fair value or of securities without readily determinable values.   In response to the staff’s comment, footnote 1 on page F-8 has been revised.

Business Strategy, page 38

18.	Please disclose the business reasons for the changes being made in loan composition.

As requested in the comment, we have added disclosure on pages 46–47 regarding the business reasons for the changes in the loan portfolio composition.

19.

Given your acquisition focus on credit unions, as material, as part of your business strategy discussion, please disclose whether the customers associated with your historic operations are the type of customer you are seeking going forward.

As noted above in response to comment no. 5, while Beacon Federal has acquired only credit unions in the past, this pattern of acquisition does not reflect a management preference or focus.  Accordingly, Beacon Federal is not seeking to add credit union customers to the exclusion of customers of other financial institutions. We do not believe the current disclosure creates that inference.

Comparison of Operating Results for Years Ended December 31, 2006 and 2005, page 43

20.	Please revise to discuss the specific reasons for Marcy’s net loss for the twelve months ended December 31, 2006 and any expected continuing impact on your future results of operations.

The disclosure has been supplemented on page 52, as requested in the comment.

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

Home Equity Loans, page 66

21.	Please discuss the risks of home equity loans.

We have supplemented the disclosure on page 75, as requested in the comment.

Transaction with Certain Related Persons, page 103

22.	Please confirm that your loans to officers and directors were, in fact, made on the permissible terms described in the first paragraph.

The Company has confirmed that all loans to officers and directors by Beacon Federal were made on permissible terms, as described in the Prospectus.

Subscriptions by Directors and Executive Officers, page 106

23.	Please disclose that any purchases by officers and directors will be made for investment purposes only and not with a view towards resale. Please also disclose this at the top of page 125.

The disclosure has been supplemented on pages 115 and 134, as requested in the comment.

Consolidated Financial Statements

Consolidated Statements of Income, page F-3

24.

Please revise to separately disclose taxable and nontaxable interest income on investment securities and dividends.  Alternatively, disclose this information in the notes to your financial statements.  Refer to Rule 9-04 of Regulation S-X.

As of the dates presented, the Company had no non-taxable investment securities. Accordingly, no change to the current disclosure is required.

Consolidated Statements of Equity, page F-4

25.

Please revise to present total comprehensive income as of March 31, 2006.  Comprehensive income should be presented for the period from the latest fiscal year end to the interim balance sheet date, and for the corresponding period in the prior fiscal year.  Alternatively, disclose this information in the notes to your financial statements.  Refer to paragraph 27 of SFAS 130.

The disclosure has been supplemented on page F-8, as requested in the comment.

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

26.

Please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, for each period presented.  Alternatively, disclose this information in the notes to your financial statements.  Refer to paragraph 25 of SFAS 130.

The disclosure has been supplemented on page F-4, as requested in the comment.

Note 1 – Summary of Significant Accounting Policies

Loans, page F-9

27.	Please revise your disclosure to describe when interest is accrued.

The disclosure has been supplemented on page F-9, as requested in the comment.

Note 12 – Off Balance Sheet Arrangements and Derivatives, page F-27

28.

We note you purchased a 2 year, $30 million notional value interest rate cap in February 2007 to limit potential exposure to rising interest rates.  Please revise to disclose the following for this fair value hedge:

• the identification of and specific terms of the hedged items; and
• the methods you use to assess hedge effectiveness and calculate hedge ineffectiveness.

The disclosure has been supplemented on page F-27, as requested in the comment.

General – Accounting

29.	Please include an updated consent from your independent auditors in the pre-effective amendment.

As requested, an updated auditors’ consent is included in the Amended S-1.

* * * * * *

          We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2011 or Robert I. Lipsher of this office at (202) 274-2020 as

LUSE GORMAN POMERENK & SCHICK
   A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
July 23, 2007

soon as possible if it has any further comments.

Very truly yours,

/s/ ROBERT B. POMERENK

Robert B. Pomerenk

cc:	David Lyon, Esq.
William Schroeder, CPA
Sharon Blume, CPA
Ross J. Prossner, President and Chief Executive Officer
Eric Luse, Esq.
Robert I. Lipsher, Esq.
Beacon Federal Working Group